                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                                   ----------

                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                       (Name of Subject Company (Issuer))

                      INTERNATIONAL BANCSHARES CORPORATION
                              NBC ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                                   ----------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                 632-593-505-000
                      (CUSIP Number of Class of Securities)

                                   ----------

                                 DENNIS E. NIXON
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                      INTERNATIONAL BANCSHARES CORPORATION
                             1200 SAN BERNARDO AVE.
                               LAREDO, TEXAS 78040
                            TELEPHONE: (956) 722-7611
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                                CARY PLOTKIN KAVY
                            COX & SMITH INCORPORATED
                            112 E. PECAN, SUITE 1800
                            SAN ANTONIO, TEXAS 78205
                            TELEPHONE: (210) 554-5500

                                   ----------

                           CALCULATION OF FILING FEE:


           TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**

               $93,319,899.75                               $18,664


* For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,770,501 shares of common stock of National Bancshares Corporation of Texas at the tender offer price of $24.75 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:    $18,664             Filing Party:   International Bancshares Corporation
   Form or Registration No.:  SCHEDULE TO         Date Filed:     August 9, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes to designate any transactions to which this statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                   ----------

         This Final Amendment amends the Tender Offer Statement on Schedule TO initially filed on August 9, 2001, and amended by Amendment No. 1 filed on September 10, 2001, Amendment No. 2 filed on October 1, 2001, Amendment No. 3 filed on October 22, 2001, Amendment No. 4 filed on October 30, 2001 and Amendment No. 5 filed on November 14, 2001 (as amended, the "Schedule TO"), by International Bancshares Corporation, a Texas corporation ("Parent"), and NBC Acquisition Corp., a Texas corporation and wholly-owned subsidiary of Parent (the "Purchaser"), relating to the third-party tender offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of National Bancshares Corporation of Texas, a Texas corporation (the "Company"), at a price equal to $24.75 per Share, subject to adjustment as described in the Offer to Purchase (as defined below), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"), copies of which were filed with the Schedule TO filed on August 9, 2001 as Exhibits (a)(1)(A) and
(a)(1)(C), respectively. This Final Amendment is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1, 4, 8 and 11.

         Items 1, 4, 8 and 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         At 5:00 p.m., New York City time, on Monday, November 19, 2001, the Offer expired. Based on the preliminary information from the Depositary, shareholders of the Company had tendered and not withdrawn 2,920,226 Shares (including guaranteed deliveries), representing approximately 70.78% of the outstanding Shares on a fully diluted basis. The Purchaser has accepted for payment and will promptly pay for all validly tendered Shares in accordance with the terms of the Offer.

         On November 20, 2001, Parent and Purchaser announced the completion of the Offer and issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(P) and is incorporated herein by reference.

         The Offer will be followed by the Merger between the Company and Purchaser, which requires the vote of that number of Shares that would represent at least two-thirds of the outstanding Shares of the Company. Pursuant to the Merger, shareholders of the Company who did not tender their Shares pursuant to the Offer and who do not seek dissenters' rights pursuant to the TBCA will have their Shares converted into the right to receive the same $24.75 per share in cash.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended by including the following:

         (a)(1)(P) Press Release issued by Parent and the Purchaser on November 20, 2001.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NBC ACQUISITION CORP.

                                    By: /s/ DENNIS E. NIXON
                                       --------------------------------
                                    Name:   Dennis E. Nixon
                                    Title:  President



                                    INTERNATIONAL BANCSHARES CORPORATION

                                    By: /s/ DENNIS E. NIXON
                                        --------------------------------
                                    Name:   Dennis E. Nixon
                                    Title:  Chairman of the Board and President

Dated: November 20, 2001

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
  *(a)(1)(A)      Offer to Purchase dated August 9, 2001.

  *(a)(1)(B)      Recommendation Statement on Schedule 14D-9 of the Company
                  dated August 9, 2001.

  *(a)(1)(C)      Letter of Transmittal.

  *(a)(1)(D)      Notice of Guaranteed Delivery.

  *(a)(1)(E)      Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees.

  *(a)(1)(F)      Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.

  *(a)(1)(G)      Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

  *(a)(1)(H)      Joint Press Release issued by Parent and the Company on July
                  31, 2001.

  *(a)(1)(I)      Summary Advertisement published in the Wall Street Journal
                  August 9, 2001.

  *(a)(1)(J)      Letter to Shareholders of the Company from the Chief Executive
                  Officer and President of the Company dated August 9, 2001.

  *(a)(1)(K)      Press Release issued by Parent and the Purchaser on September
                  10, 2001.

  *(a)(1)(L)      Press Release issued by Parent and the Purchaser on October 1,
                  2001.

  *(a)(1)(M)      Press Release issued by Parent and Purchaser on October 22,
                  2001.

  *(a)(1)(N)      Press Release issued by Parent and Purchaser on October 30,
                  2001.

  *(a)(1)(O)      Press Release issued by Parent and Purchaser on November 14,
                  2001.

   (a)(1)(P)      Press Release issued by Parent and Purchaser on November 20,
                  2001.

   (b)            Not applicable.

  *(d)(1)         Agreement and Plan of Merger dated as of June 30, 2001, among
                  Parent, the Purchaser and the Company.

  *(d)(2)         Confidentiality Agreement dated March 27, 2001, by and between
                  Parent and the Company

  *(d)(3)         Agreement dated July 30, 2001, by and between Parent and Tamir
                  Hacker.

  *(d)(4)         Agreement dated July 30, 2001, by and between Parent and
                  Marvin E. Melson.

  *(d)(5)         Agreement dated July 30, 2001, by and between Parent and John
                  W. Lettunich.



  *(d)(g)         Agreement dated July 30, 2001, by and between Parent and
                  Charles T. Meeks.

   (g)            Not applicable.

   (h)            Not applicable.

*Previously filed.

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